UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer B, P.O. Box 3143

Petach-Tikva, 4951040 Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry Into Agreement and Plan of Merger

On July 30, 2025, CyberArk Software Ltd., a company organized under the laws of the State of Israel (“CyberArk” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Palo Alto Networks, Inc., a Delaware corporation (“PANW”), and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of PANW (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of PANW.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding ordinary share, par value NIS 0.01 per share, of the Company (the “Company Shares”) will be converted into the right to receive 2.2005 shares of common stock, par value $0.0001 per share, of PANW (the “PANW Shares”) and $45.00 in cash, without interest (together, the “Merger Consideration”). The cash portion of the Merger Consideration is expected to be financed with cash on hand.

The Merger Agreement provides that, at the Effective Time:

•	Each option to purchase Company Shares (“Company Option”) that is outstanding, unexercised and vested will be cancelled, and the holders will be entitled to receive the Merger Consideration applicable to the Company Shares covered by such Company Option after withholding shares to cover the exercise price (as determined in accordance with the formula in the Merger Agreement), less applicable tax withholdings.

•	All other Company Options that are outstanding and unexercised will be assumed and converted automatically into an option to purchase PANW Shares based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting and acceleration terms).

•	Each restricted stock unit award relating to Company Shares (“Company RSU Award”) that is outstanding and held by a non-employee director of Company, each performance stock unit award relating to Company Shares (“Company PSU Award”) subject to relative total shareholder return performance objectives, and certain other Company RSU Awards as set forth in the Merger Agreement, will be canceled and the holders will be entitled to receive the Merger Consideration in respect of each Company Share covered by such Company RSU Award or Company PSU Award, as applicable, with the performance objectives applicable to any Company PSU Award for which the performance measurement period has not been completed prior to the Effective Time being deemed achieved at the greater of the target level of performance and actual performance.

•	All other Company RSU Awards and Company PSU Awards that are outstanding will be assumed and converted automatically into corresponding awards in respect of PANW Shares based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting (other than performance based vesting) and acceleration terms), with the performance objectives applicable to any Company PSU Award for which the performance measurement period has not been completed prior to the Effective Time being deemed achieved at the target level of performance.

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary closing conditions, including, among others: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a simple majority of the voting power of Company Shares represented at the Company Special Meeting (as defined below) and voting thereon (the “Company Shareholder Approval”); (ii) the approval for listing on The Nasdaq Stock Market (“Nasdaq”) of the PANW Shares to be issued in the Merger; (iii) the effectiveness of a registration statement on Form S-4 filed by PANW registering the PANW Shares to be issued in connection with the Merger; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (vii) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other approvals under specified antitrust and foreign investment laws; (viii) the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining the Company Shareholder Approval (the “Statutory Waiting Period”); and (ix) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to each of PANW and CyberArk on or after the date of the Merger Agreement that is continuing as of immediately prior to the closing. The completion of the Merger is not subject to any financing condition. If the Merger is completed, the Company Shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Merger Agreement and the consummation of the transactions contemplated thereby (collectively, the “Transactions”) have been unanimously approved by each of the Company’s board of directors and the PANW board of directors, and the Company’s board of directors has resolved to recommend to the Company’s shareholders to approve the Merger Agreement and the Transactions, including the Merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company, PANW and Merger Sub, including, among others, covenants by the Company and PANW regarding the conduct of their respective businesses during the pendency of the Transactions, public disclosures and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the Company’s board of directors determines in good faith after consultation with its financial advisors and outside counsel constitutes, or would reasonably be likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

In addition, the parties have agreed to use reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations as set forth in the Merger Agreement.

The Company and PANW may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated by July 30, 2026, subject to an extension to October 30, 2026 in order to obtain required regulatory approvals, (ii) if the Company Shareholder Approval is not obtained at the Company Special Meeting to approve the Merger Agreement, and (iii) if the Company materially breaches its covenants not to solicit alternative business combination transactions, the Company’s board of directors effects a change of recommendation with respect to the proposed transaction or the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal. In certain circumstances in connection with the termination of the Merger Agreement, including if the Company materially breaches its covenants not to solicit alternative business combination transactions, the Company’s board of directors effects a change of recommendation, or the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, the Company would be required to pay PANW a termination fee of $750 million in cash. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to the failure to obtain required regulatory approvals, PANW would be required to pay the Company a termination fee of $1 billion in cash.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, procedures for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Special Meeting”) and various other details related to the Company Special Meeting, and will schedule, publish notice of, and convene the Company Special Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. If the Merger is approved at the Company Special Meeting, Israeli law mandates passage of the Statutory Waiting Period before the Merger can become effective.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide the Company’s security holders with information regarding its terms and is not intended to provide any factual information about the Company, PANW, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Company shareholders or other security holders. Company security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, PANW, Merger Sub or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, PANW, Merger Sub, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the Company will furnish and the registration statement on Form S-4 that PANW will file, as well as in the other filings that the Company and PANW will make, with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This Report on Form 6-K relates to a proposed transaction between PANW and CyberArk. This Report on Form 6-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the potential transaction between PANW and CyberArk, the treatment of the outstanding equity of the Company and rights of the holders thereof, the delisting from Nasdaq and deregistration under the Exchange Act and the timing of the foregoing, made in this Report on Form 6-K are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this Report on Form 6-K, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary shares; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the SEC, including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this Report on Form 6-K are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This Report on Form 6-K is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285751 and 333-285753) and on Form F-3 (File No. 333-282772).

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, Inc., Athens Strategies Ltd. and CyberArk Software Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025
CYBERARK SOFTWARE LTD.

	By:	/s/ Erica Smith
	Name:	Erica Smith
	Title:	Chief Financial Officer

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